EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings Per Common Share

For the Three and Six Month Periods Ended May 2, 2014 and April 26, 2013

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	May 2, 2014	April 26, 2013	May 2, 2014	April 26, 2013

Net Sales	$529,574	$499,562	$1,034,554	$957,524
Gross Margin	182,345	181,376	355,640	341,721

Net Earnings from Continuing Operations Attributable to Esterline	$37,247	$35,522	$67,325	$60,633
Loss from Discontinued Operations Attributable to Esterline, Net of Tax	(343)	0	(343)	0

Net Earnings Attributable to Esterline	$36,904	$35,522	$66,982	$60,633

Basic

Weighted Average Number of Shares Outstanding	31,867	31,100	31,733	31,002

Earnings (Loss) Per Share Attributable to Esterline – Basic:
Continuing Operations	$1.17	$1.14	$2.12	$1.96
Discontinued Operations	(.01)	.00	(.01)	.00

Earnings (Loss) Per Share Attributable to Esterline – Basic	$1.16	$1.14	$2.11	$1.96

Diluted

Weighted Average Number of Shares Outstanding	31,867	31,100	31,733	31,002
Net Shares Assumed to be Issued for Stock Options and RSUs	608	596	615	557

Weighted Average Number of Shares and Equivalent Shares Outstanding – Diluted	32,475	31,696	32,348	31,559

Earnings (Loss) Per Share Attributable to Esterline – Diluted:
Continuing Operations	$1.15	$1.12	$2.08	$1.92
Discontinued Operations	(.01)	.00	(.01)	.00

Earnings (Loss) Per Share Attributable to Esterline – Diluted	$1.14	$1.12	$2.07	$1.92